NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13202

Via EDGAR Correspondence

February 17, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust/Nysa Fund

Investment Company Act File No: 811-07963

Ladies and Gentlemen:

We are writing to you in response to the comments and questions conveyed by the staff of the Division of Investment Management (Staff) to counsel for Nysa Fund (Fund), a series of Nysa Series Trust (Trust) on October 15, 2015, November 6, 2015, and February 5, 2016, respectively, relating to the following filings made on behalf of the Fund:  (1)  Annual Report for Fiscal Year Ending March 31, 2015 (Annual Report);(2) Form N-Q for the Fiscal Period Ending June 30, 2015  (Form N-Q); and (3) Post-Effective Amendment to the Registration Statement on Form N-1A as filed on July 24, 2015 (2015 Amendment).   Comment 1 below was conveyed by the Staff on October 15, 2015, Comments 2-10 were conveyed by the Staff on November 6, 2016, and Comment 11 was conveyed by the Staff of February 5, 2016.  Our responses reflect our understanding of the comments and describe the steps taken to clarify a particular position taken and/or describe remedial actions taken in response to a particular comment.

Annual Report

1.

Amendment to Form N-CSR

Comment

On October 15, 2015, counsel to the Fund (Fund Counsel) informed us that the Staff had contacted her on that date to advise her that, on September 2, 2015, an amendment had been filed to Form N-CSR for the fiscal year ending March 31, 2015, as originally filed on behalf of the Fund on June 5, 2015 (Amendment). The Staff requested that future amendments to Form N-CSR be accompanied by a cover sheet explaining the reason for the amendment.

Response

We did not have knowledge of the Amendment prior to our receipt of notice of the filing from Fund Counsel on October 15, 2015. Upon learning that the Amendment had been filed, we immediately contacted Mutual Shareholder Services, the Fund’s transfer and accounting services agent (MSS) in an effort to learn the reason for the filing of the Amendment.  MSS acknowledged that it had filed the Amendment on September 2, 2015, and explained that it filed the Amendment in order to correct a line item in the Balance Sheet for the fiscal year ending March 31, 2015. MSS also acknowledged that it had filed the Amendment without notice to, or any discussion with, officers of the Trust.

We advised MSS that the Amendment resulted in changes to the financial statements included in the Form N-CSR as filed on June 5, 2015, and that the financial statements included in the Amendment had not been reviewed by, or certified by, the proper officers of the Trust.  We also advised MSS that the Trust’s policies and procedures require that, prior to the filing of any documents with the Securities and Exchange Commission (Commission) on behalf of the Fund or the Trust, any service provider to the Trust must seek the review and approval of the proper officers of the Trust.  MSS has acknowledged its obligation to obtain the approval of the proper officers of the Trust prior to filing any documents with the Commission.  We have also informed MSS that any future amendments to filings on Form N-CSR will require the filing of a cover sheet to any amendment to Form N-CSR which explains the reason for the amendment. MSS has acknowledged its understanding of this requirement.

Following our discussion of the changes to the Balance Sheet effected by the Amendment with the Fund’s auditors, the Fund filed a second amendment to its Form N-CSR with appropriate certifications on October 16, 2015.

2.

Subchapter M Diversification - IRC §851(b)(3)(A)

Comment

The Staff noted that, as of March 31, 2015, it appeared that the Fund may not have satisfied one of the two quarterly diversification tests required in order to maintain its election to be treated as a regulated investment company (RIC) under Subchapter M of the Internal Revenue Code of 1986, as amended (IRC) based on the percentage of assets (65%) consisting of positions with respect to which a particular position exceeded 5% of the value of the total assets of the Fund.1

Response

We acknowledge the importance of satisfying each of the two quarterly diversification tests in order to maintain the Fund’s election to be treated as a RIC under Subchapter M of the IRC.   We also acknowledge that it might have appeared that the Fund had not satisfied the test set forth in §851(b)(3)(A) of the IRC ((3)(A) Test) for the quarter ending March 31, 2015, based on the percentage of assets (65%) consisting of positions with respect to which a particular position exceeded 5% of the value of the total assets of the Fund.  However, upon a review of the relevant portfolio positions at March 31, 2015, the Fund has concluded that none of the

1 See IRC §851(b)(3)(A) which requires that at least 50% of the value of the Fund’s total assets be represented by (1) cash and cash items (including receivables), government securities and securities of other regulated investment companies (RICs), and other securities limited in respect of any one issuer to an amount not greater than 5% of the total value of the assets of the Fund and to not more than 10% of the voting securities of an issuer.

portfolio positions that exceeded 5% of the value of the total assets of the Fund as of that date caused the Fund to fail the (3)(A) Test.  Having taken those positions into account, the Fund satisfied the (3)(A) Test at September 30, 2014.  Since that date, there have been no further purchases of those securities.   We attribute the increase in each of these portfolio holdings (i.e. as a percentage of the total of assets of the Fund) to market appreciation and overall asset fluctuation.  It is our understanding that the Fund will not lose its status as a RIC because of changes in the market values of securities during any subsequent quarter unless the discrepancy between the value of its investments and the diversification requirements “exists immediately after the acquisition of any security or other property, and is wholly or partly the result of such acquisition.”2

3.

Subchapter M Diversification – IRC §851(b)(3)(B)

Comment

The Staff noted that, as of March 31, 2015, it appeared that the Fund may not have satisfied one of the two diversification tests based on the percentage of assets invested in Class B Shares of Ligand Pharmacy, Inc. (Ligand).  The test set forth in IRC §851(b)(3)(B) ((3)(B) Test) provides, among other things, that no more than 25% of the Fund’s assets may be invested in the securities of any one issuer (i.e. subject to certain exceptions that do not apply (i.e. exceptions for investments in government securities or the securities of other RICs).3

Response

We acknowledge the importance of satisfying each of the two quarterly diversification tests in order to maintain the Fund’s election to be treated as a RIC under Subchapter M of the IRC.   We also acknowledge that it might have appeared that the Fund had not satisfied the (3)(B) Test for the quarter ending March 31, 2015, based on the percentage of total assets represented by Class B Shares of Ligand Pharmacy, Inc. (Ligand).  However, upon a review of the Ligand position since its last acquisition on February 5, 2013, the Fund has concluded that the Ligand position, which exceeded 25% of the value of the Fund’s total assets as of March 31, 2015, did not cause the Fund to fail the (3)(B) Test. Having taken that position into account, the Fund satisfied that test at September 30, 2014. Since that date there have been no further purchases of Ligand. We attribute the increase in this portfolio position (i.e. as a percentage of the total of assets of the Fund) to market appreciation and overall asset fluctuation.  It is our understanding that the Fund will not lose its status as a RIC because of changes in the market values of securities during any subsequent quarter unless the discrepancy between the value of its investments and the diversification requirements “exists immediately after the acquisition of any security or other property, and is wholly or partly the result of such acquisition.4

4.

Non-Concentration Policy

Comment

2 See IRC §851(d).

3 See IRC §851(b)(3)(B) which provides, among other things, that no more than 25% of value of the  Fund’s total assets may be invested in the securities of any one issuer (other than government securities or the securities of other RICs).

4 See IRC §851(d).

The Staff noted that, as of March 31, 2015, the percentage of the Fund’s assets attributable to investments in pharmaceutical preparations was 26.54%.  The Fund has adopted a fundamental policy that, subject to certain exceptions, precludes the Fund from investing “more than 25% of its total assets in the securities of issuers in any particular industry (Fundamental Policy).”

Response

We do not believe that the percentage of the Fund’s assets attributable to investments in pharmaceutical preparations at March 31, 2015 resulted in a violation of the Fund’s Fundamental Policy.  As noted in the Fund’s Statement of Additional Information dated as of July 24, 2015, the Fundamental Policy is not violated unless the excess results immediately and directly from the acquisition of any security or the action taken.  Where, as here, the percentage of the Fund’s assets attributable to investments in pharmaceutical preparations exceeded 25% of its total assets results from price appreciation rather than additional investments in the pharmaceutical sector, the Fundamental Policy is not violated.  The Fund monitors its portfolio investments for compliance with investment policies and limitations on an ongoing basis.

5.

Performance Example

Comment

The Staff noted that it did not appear that the average annual total returns for the one-, five- and ten-year periods (Periods) had been calculated to reflect the deduction of the maximum sales charge currently in effect (2.5%) as noted in the third paragraph of Note 1.

Response

We have reviewed the average annual total returns for the period ending March 31, 2015, and discussed the methodology for calculating those returns with MSS, the Fund’s accounting services agent.  Based on those discussions, the Fund has concluded that the returns presented were non-standard returns rather than standard returns, and that, despite inclusion of the note which states that “average annual total returns for the period shown reflect the deduction of the maximum sales charge currently in effect (2.50%),” the returns shown for the Periods did not, in fact, reflect the deduction of the maximum sales charge currently in effect.   We have instructed MSS to calculate average annual total returns for the Periods in accordance with Item 26(b)(1) of Form N-1A.  The Fund has confirmed that the performance information included in  the Semi-Annual Report for the Period ending September 30, 2015, as filed on December 7, 2015, has been calculated in accordance with Item 26(b)(1) of Form N-1A. Moreover, the Fund has adopted enhanced procedures in connection with the review of shareholder reports which require that MSS confirm that all performance data shown in the reports has been calculated in accordance with the requirements of Form N-1A.

6.

Financial Highlights

Comment

The Staff requested that, going forward, the Fund include a note to the Financial Highlights Table to the effect that the total return data does not reflect the deduction of the maximum sales charge, citing Instruction 3(b) to Item 13 of Form N-1A.

Response

The Semi-Annual Report for the fiscal period ending September 30, 2015 includes the following note to the Financial Highlights Table:  “Total return is computed assuming shares are purchased and redeemed at the Fund’s net asset value and excludes the effect of sales charges.  A maximum sales charge of up to 2.50%, unless waived or reduced, was applicable to sales of Fund shares.”  The Fund will continue to include this note to the Financial Highlights Table in its reports to shareholders.

7.

Notes to the Financial Statements

Comment

Note 2 (Securities Valuations) does not address fair value measurements for debt securities.  Please include a description of the valuation techniques used to value debt securities (e.g. Puerto Rico bonds).

Response

The Fund included the following disclosure relating to valuation techniques used to value debt securities in its Semi-Annual Report for the period ending September 30, 2015, in Note 2 (Securities Valuations):

Fixed income securities (corporate bonds, structured notes and municipal bonds) - The fair value of fixed income securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (when observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Although most fixed income securities are categorized in level 2 of the fair value hierarchy, in instances when lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in level 3.

The Fund will continue to include disclosure relating to valuation techniques used to value debt securities in shareholder reports going forward.

8.

Schedule of Investments and Notes to the Financial Statements

Comment

Note 2 (Securities Valuations) includes a section captioned “Fair Value Measurements.”   The Staff noted that the first sentence of the fourth paragraph, which relates to “Restricted Securities,” states: “Restricted or illiquid securities are securities for which market quotations are not readily available.”  The Staff requested that these changes be made on a going forward basis.

(a)

 If the Fund has concluded that restricted securities are illiquid securities, the Fund should state that restricted securities are illiquid securities.

(b)

In addition to identifying each restricted security in the Schedule of Investments as a restricted security, the Fund should include a note following the Schedule of Investments which states the percentage of total assets represented by illiquid securities as of the date of the shareholder report (annual or semi-annual).

(c)

The Fund should move the discussion of “pertinent factors” taken into consideration by the Board of Trustees with respect to the two restricted securities currently included in the Fund’s portfolio from Note 6 to Note 2;

(d)

The Fund should disclose the acquisition date for restricted securities acquired within the reporting period; and

(e)

The Fund should make sure that all disclosures required by Rule 12-12 of Regulation S-X are included.

The staff also requested that the Fund provide the staff with the percentage of total assets represented by illiquid securities as of September 30, 2015.

Response

Note 2 to the Financial Statements of the Fund included in the Semi-Annual Report for the period ending September 30, 2015 includes a subsection captioned “Restricted Securities.”  The following disclosure is included in that subsection:  “Because restricted securities are generally subject to restrictions on transfer, market quotations for such securities are generally not readily available, and they are considered to be illiquid securities.” The officers of the Fund will instruct the Fund’s accounting services agent to take the following steps in connection with its preparation of shareholder reports going forward:

(a)

In addition to identifying each restricted security in the Fund’s portfolio, include a note following the Schedule of Investments that states the percentage of total assets represented by illiquid securities as of the date of the report (i.e. March 31, 2016);

(b)

Move the “pertinent factors” disclosure relating to restricted securities from Note 6 to Note 2;

(c)

Confirm that all disclosures required by Rule 12-12 of Regulation S-X have been made.

As of September 30, 2015, the percentage of the Fund’s total assets represented by illiquid securities was 25.02%.  The Fund may not invest more than 15% of its net assets in illiquid securities.  However, as noted in the Fund’s prospectus dated as of July 24, 2015, the 15% limitation is not violated unless the excess results immediately and directly from the acquisition of any security, and the Fund’s investments in illiquid securities may, from time to time, exceed 15% of its net assets.  The Fund’s percentage of total assets represented by illiquid securities as of September 30, 2015: (i) did not result from the acquisition of any security; and (ii) was the result of changes in the fair value of securities held by the Fund.

Form N-Q

9.

Hierarchy of Fair Value Inputs

Comment:

The Staff requested that we disclose whether the fund had any transfers between Level1, Level 2, and Level 3 during the fiscal year ended March 31, 2015, and that we explain reason for any transfers between fair value hierarchies. Specifically, the Staff noted that both of the restricted securities in the portfolio are shown as Level 1, which appears to be the incorrect category.

Response:

The Fund did not have any transfers between the Level 1, Level 2, or Level 3 hierarchy of fair values during the fiscal year. However, we note that in the Form N-Q Quarterly Schedule of Portfolio Holdings for the quarter ending June 30, 2015, two portfolio securities (Central New York Raceway Park and Transluminal Technologies LLC) were incorrectly placed in Level 1.  Because these portfolio securities are restricted securities, Central New York Raceway Park and Transluminal Technologies LLC should have been placed in Level 3.  The Fund has modified its procedures for review of all filings to be made with the Commission, including filings made on Form N-Q.

2015 Amendment

10.

Statement of Additional Information - Chart – Officers and Trustees

Comment

The Staff noted that, even though the language in the chart includes a reference to the term for which offices are held, we have not disclosed the term for which a trustee will serve and the term for which an officer will serve. See Form N-1A, Item 27(b)(5).

Response

The term for which each trustee serves is governed by the Trust’s Agreement and Declaration of Trust dated as of November 20, 1996 which provides:

Each Trustee shall serve as a Trustee during the lifetime of the Trust and until its termination as hereinafter provided or until such Trustee sooner dies, resigns, retires, or is removed. The Trustees may elect their own successors and may, pursuant to Section 3.1(f) hereof, appoint Trustees to fill vacancies; provided that, immediately after filling a vacancy, at least two-thirds of the Trustees then holding office shall have been elected to such office by the Shareholders at an annual or special meeting. If at any time less than a majority of the Trustees then holding office were so elected, the Trustees shall forthwith cause to be held as promptly as possible, and in any event within 60 days, a meeting of Shareholders for the purpose of electing Trustees to fill any existing vacancies.

This provision of the Agreement and Declaration of Trust was included as a note to the chart of Officers and Trustees in the Fund’s Semi-Annual Reports for the period ending September 30, 2015.  This information or a summary of this information will be included in shareholder reports going forward.

11.

Prospectus – Fee Table

Comment

The Staff requested that, assuming that there are no “acquired funds fees and expenses,” the Fund remove the line item relating to that.  The Staff also requested that, in connection with the fee waiver arrangement currently in effect, the Fund include disclosure that briefly describes who can terminate the arrangement and under what circumstances.

Response

In connection with the preparation and filing of the Fund’s annual post-effective amendment, the Fund will make the following adjustments to the fee table and related disclosures:

(a)

The Fund will eliminate the line item for “acquired funds fees and expenses” if it is not relevant to the presentation of Fund expenses; and

(b)

The Fund will include disclosure that briefly describes who can terminate the fee waiver arrangement and under what circumstances.

We hope that our explanations are responsive to your inquiries.   If questions arise, please contact Fund Counsel, Patricia Foster, at 585-387-9000.

Sincerely,

Nysa Series Trust

/S/ Robert Cuculich

____________________________

Robert Cuculich, President

/S/ Benjamin Quilty

____________________________

Benjamin Quilty, Vice-President, Treasurer and Chief Compliance Officer